UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company") issued on May 13, 2009, announcing the Company's first quarter 2009 financial results.

Attached as Exhibit 2 is a copy of the Company's interim unaudited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: May 13, 2009	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	Leon Berman, Principal
investor@ampni.com	The IGB Group
(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces First Quarter 2009 Financial Results

PIRAEUS, Greece, May 13, 2009 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced financial and operating results for the first quarter ended March 31, 2009.

First Quarter and Year-to-Date Highlights

•	Increased sales volumes by 23.6% to 1,310,037 metric tons in Q1 2009, compared to 1,060,134 metric tons for Q1 2008.
•	Expanded net revenues to $40.0 million.
•	Recorded operating income of $8.3 million.
•	Reported net income of $4.4 million, or $0.10 basic and diluted earnings per share.
•	Continued expanding global presence and infrastructure:
o	Expanded Greek operations to the market of Patras.
o	Acquired or took delivery of five double-hull bunkering tankers, including two newbuildings.
•	Secured a new senior secured revolving credit facility for a period of two years.
•	Entered into strategic alliance with Gulf Oil for the marketing and distribution of marine lubricants.

The Company recorded net income of $4.4 million, or $0.10 basic and diluted earnings per share, for the three months ended March 31, 2009. For purposes of comparison, the Company reported net income of $7.5 million, or $0.18 basic and diluted earnings per share, for the three months ended March 31, 2008. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2009 were 42,553,550 and 42,553,550, respectively. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2008 were 42,471,325 and 42,622,326, respectively.

Total revenues for the three months ended March 31, 2009, decreased by 31.3% to $365.4 million compared to $532.0 million for the same period in 2008. For the three months ended March 31, 2009, sales of marine petroleum products decreased by 31.9% to $361.0 million compared to $530.4 million for the year-earlier period. Net revenue, which equals total revenue less cost of goods sold and cargo transportation expenses, increased 20.1% to $40.0 million in the first quarter of 2009 compared to $33.3 million in the year-earlier period.

Results for the first quarter of 2009 were primarily driven by a 12.7% increase in the gross spread on marine petroleum products to $35.6 million compared to $31.6 million for the same period in 2008. For the three months ended March 31, 2009, the volume of marine fuel sold increased by 23.6% to 1,310,037 metric tons compared to 1,060,134 metric tons in the year-earlier period, as sales volumes improved in Greece and Singapore. Furthermore, results for the first quarter of 2009 included sales volumes from Aegean's new markets in the U.K. (April 2008) and North America (July 2008).  During the three months ended March 31, 2009, the gross spread per metric ton of marine fuel sold decreased to $26.8 per metric ton, compared to $29.7 per metric ton in the year-earlier period.

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Operating income for the first quarter of 2009 was $8.3 million compared to $8.5 million for the same period in 2008. Operating expenses, excluding the cost of fuel and cargo transportation costs (both of which are included in the calculation of gross spread on marine petroleum products explained above), increased to $31.7 million for the three months ended March 31, 2009 compared to $24.8 million for the same period in 2008.  This increase was principally due to operating an expanded logistics infrastructure during the first quarter of 2009 compared to the first quarter of 2008.

E. Nikolas Tavlarios, President, commented, "During the first quarter, sales volumes were affected by our previously announced focus on actively managing counterparty risk. Sales volumes were also affected by the redeployment of bunkering tankers and inclement weather conditions in certain ports. Management's precautionary and proactive measures have served to protect Aegean during the most challenging economic environment since the Great Depression and enabled the Company to successfully avoid any customer defaults. Aegean's strong financial position, brand name, newbuild program, and proven business model for the physical supply of marine fuel remain as the fundamentals for our future growth."

Mr. Tavlarios added, "During the quarter, we continued to take advantage of our strong capital position and expanded our global marine fuel platform. Specifically, we strengthened our presence in the Mediterranean by commencing operations in Patras, the second largest port in Greece. We also remain on track to launch operations in Tangiers, Morocco and Trinidad and Tobago during the current second quarter, increasing Aegean's reach to 14 markets worldwide. Complementing this notable growth, we took delivery of two double-hull bunkering tanker newbuildings and acquired three additional double-hull bunkering tankers during the first quarter and year-to-date. By entering new strategic markets and expanding our modern bunkering delivery fleet as we have consistently done in the past, we expect to increase our long-term earnings potential and strengthen Aegean's industry leadership."

Liquidity and Capital Resources
As of March 31, 2009, the Company had cash and cash equivalents of $25.5 million and working capital of $139.3 million. Non-cash working capital, or working capital excluding cash and debt, was $126.3 million as of March 31, 2009.

Net cash used in operating activities was $16.3 million for the three months ended March 31, 2009.  Net income, as adjusted for non-cash items, was $10.1 million for the period.

Net cash used in investing activities was $33.9 million for the three months ended March 31, 2009, mainly due to additional payments of $34.6 million under the Company's construction contracts with the shipyards.

Net cash provided by financing activities was $28.8 million for the three months ended March 31, 2009, primarily driven by an increase in long-term debt financing relating to newbuild vessels.

As of March 31, 2009, the Company had approximately $162.3 million in available liquidity to finance working capital requirements, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company's short-term working capital facilities.  Furthermore, as of March 31, 2009, the Company had funds of approximately $96.0 million available under its secured term loans to finance the construction of its new double-hull bunkering tankers.

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Spyros Gianniotis, Chief Financial Officer, stated, "Our operating results for the first quarter of 2009 were led by improved sales volumes in Singapore and Greece. While we believe markets have begun to stabilize, we will maintain a conservative approach in the extension of credit during this period of economic uncertainty. Based on management's prudent decision to tighten credit controls, we have not experienced any customer delinquencies."

Mr. Gianniotis concluded, "Aegean's strong working capital base positions the Company well to further expand its global marine fuel platform and increase future sales volumes. We have significantly funded the equity portion of our 19 remaining double-hull bunkering tanker newbuildings, which are scheduled to be delivered by the end of 2010, and have ample liquidity under our senior secured credit facilities to meet our debt requirements. As we continue to increase our delivery capacity, we will maintain our disciplined approach in pursuing additional consolidation opportunities that drive long-term shareholder value."

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Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended March 31,
	2008	2009

	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$530,372	$360,958
Voyage and other revenues	1,657	4,464
Total revenues	532,029	365,422
Cost of marine petroleum products sold	496,129	324,380
Salaries, wages and related costs	8,422	10,477
Depreciation and amortization	3,687	4,873
All other operating expenses	15,305	17,389
Operating income	8,486	8,303
Net financing cost	2,233	1,850
FX losses (gains), net	(1,251)	1,761
Income Taxes	3	295
Net income	$7,501	$4,397

Basic and diluted earnings per share (U.S. dollars)	$0.18	$0.10
Diluted earnings per share (U.S. dollars)	$0.18	$0.10

Other Financial Data:
Gross spread on marine petroleum products(1)	$31,626	$35,554
Gross spread on lubricants(1)	193	499
Gross spread on marine fuel(1)	31,433	35,055
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	29.7	26.8
Net cash provided by (used in) operating activities	40,280	(16,311)
Net cash used in investing activities	11,951	33,944
Net cash provided by (used in) financing activities	$(19,662)	$28,835

Sales Volume Data (Metric Tons): (2)
Greece	85,681	156,764
Gibraltar	228,343	213,363
UAE	260,886	233,905
Jamaica	149,101	105,112
Singapore	233,651	353,334
Northern Europe	72,033	56,705
West Africa	26,610	37,662
UK (Portland)	-	44,716
Vancouver	-	73,443
Other sales volumes(3)	3,829	35,033
Total sales volumes	1,060,134	1,310,037

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Other Operating Data:
Bunkering fleet, end of period number(4)	20.0	31.0
Bunkering fleet, average number for the period(4)(5)	18.5	30.7
RoRo Vessels, end of period number	0.0	1.0
Special Purpose Vessels, end of period number(6)	0.0	1.0
Number of owned storage facilities, end of period(7)	3.0	4.0

Summary Consolidated Financial and Other Data (Unaudited)
	As of December 31, 2008	As of March 31, 2009

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	46,927	25,507
Gross trade receivables	132,589	128,255
Allowance for doubtful accounts	(1,323)	(1,011)
Inventories	55,330	77,186
Current assets	251,387	250,317
Total assets	641,907	671,822
Trade payables	90,279	84,899
Current liabilities (including current portion of long-term debt)	202,022	110,999
Total debt	253,621	283,282
Total liabilities	356,904	382,463
Total stockholder's equity	285,003	289,359

Working Capital Data:
Working capital(8)	49,365	139,318
Working capital excluding cash and debt(8)	100,158	126,318

1.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil  ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

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Summary Consolidated Financial and Other Data (Unaudited)
	For the Three Months Ended March 31,
	2008	2009
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	530,372	360,958
Less: Cost of marine petroleum products sold	(496,129)	(324,380)
Less: Cargo transportation costs	(2,617)	(1,024)
Gross spread on marine petroleum products	31,626	35,554
Less: Gross spread on lubricants	(193)	(499)
Gross spread on marine fuel	31,433	35,055

Sales volume of marine fuel (metric tons)	1,060,134	1,310,037

Gross spread per metric ton of marine fuel sold (U.S. dollars)	29.7	26.8

The amount that the Company has to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, the Company evaluates gross spread per metric ton of marine fuel sold in pricing individual transactions and in long-term strategic pricing decisions. The Company actively monitors its pricing and sourcing strategies in order to optimize its gross spread on marine petroleum products. The Company believes that this measure is important to investors because it is an effective intermediate performance measure of the strength of the Company's operations.

Gross spread on marine petroleum products, including gross spread on marine fuel and gross spread on lubricants, and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. These measures do not reflect certain direct or indirect costs of delivering marine petroleum products to the Company's customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses or overhead costs) or other costs of doing business.

For all periods presented, the Company purchased marine petroleum products in Greece from its related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

2.
Sales volume data details the volume of marine fuel sold per market/segment. Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Portland (U.K.), and Greece, where the Company conducts operations through its related company, Aegean Oil.  Aegean expects to commence operations in Trinidad and Tobago (Southern Caribbean) and Tangiers (Morocco) in Q2 2009.

Sales volumes of marine fuel attributed to each market are based on the point-of-delivery geographical location of the customer vessels.

3.	"Other sales volumes" represent sales volumes of marine fuel in which the Company acts as a broker or trader and does not physically supply the product to end-user.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our U.K. market.

7.
The Company operates its two Panamax tankers, the Ouranos and the Fos, as floating storage facilities in the United Arab Emirates and Ghana, respectively, and its Aframax tanker, the Leader, as a floating storage facility in Gibraltar.

The ownership of floating storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of floating storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

First Quarter 2009 Dividend Announcement
On May 13, 2009, the Company's Board of Directors declared a first quarter 2009 dividend of $0.01 per share payable on June 4, 2009, to shareholders of record as of May 21, 2009. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 8:30 a.m. ET on Thursday, May 14, 2009, to discuss its first quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (877) 879-6184 (for U.S.-based callers) or (719) 325-4805 (for international callers) and enter the passcode: 7461928.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through Thursday, May 28, 2009, by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 7461928.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 14 markets, including Vancouver, Montreal, Mexico, Jamaica, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates as well as Singapore, and plans to commence operations in Tangiers, Morocco and Trinidad and Tobago.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

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The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

A copy of the Company's interim unaudited consolidated financial statements along with this press release have been filed today with the U.S. Securities and Exchange Commission on Form 6-K and are available on the SEC's website, www.sec.gov.

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Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND MARCH 31, 2009
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2008	March 31, 2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$46,927	$25,507
Trade receivables, net of allowance for doubtful accounts of $1,323 and $1,011, as of December 31, 2008 and March 31, 2009, respectively	131,266	127,244
Due from related companies	2,501	6,043
Inventories	55,330	77,186
Prepayments and other current assets	13,731	14,337
Restricted cash	1,632	-
Total current assets	251,387	250,317

FIXED ASSETS:
Advances for vessels under construction and acquisitions	113,564	143,699
Vessels, cost	260,741	268,983
Vessels, accumulated depreciation	(26,606)	(30,319)
Vessels' net book value	234,135	238,664
Other fixed assets, net	1,681	1,717
Total fixed assets	349,380	384,080

OTHER NON-CURRENT ASSETS:
Restricted cash	3,838	-
Deferred charges, net	12,440	12,635
Concession Agreement	7,407	7,331
Goodwill	17,431	17,431
Other non-current assets	24	28
Total assets	$641,907	$671,822

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$90,000	1,223
Current portion of long-term debt	9,352	11,284
Trade payables to third parties	67,817	66,954
Trade payables to related companies	22,462	17,945
Other payables to related companies	187	2,230
Accrued and other current liabilities	12,204	11,363
Total current liabilities	202,022	110,999

LONG-TERM DEBT, net of current portion	154,269	270,775

OTHER NON-CURRENT LIABILITIES	613	689

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 42,543,608 and 42,570,722 shares, issued and outstanding at December 31, 2008 and March 31, 2009, respectively	425	425
Additional paid-in capital	190,658	191,379
Accumulated other comprehensive income	211	(123)
Retained earnings	93,709	97,678
Total stockholders' equity	285,003	289,359

Total liabilities and stockholders' equity	$641,907	$671,822

The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2009
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Three Months Ended March 31,
	2008	2009

REVENUES:
Sales of marine petroleum products – third parties	$526,002	$359,305
Sales of marine petroleum products – related companies	4,370	1,653
Voyage revenues	-	2,687
Other revenues	1,657	1,777

Total revenues	532,029	365,422

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	454,015	282,762
Cost of marine petroleum products sold – related companies	42,114	41,618
Salaries, wages and related costs	8,422	10,477
Depreciation	2,770	3,801
Amortization of drydocking costs	839	995
Amortization of concession agreement	78	77
Other operating expenses	15,305	17,389

Total operating expenses	523,543	357,119

Operating income	8,486	8,303

OTHER INCOME/(EXPENSE):
Interest and finance costs	(2,368)	(1,857)
Interest income	135	7
Foreign exchange gains(losses), net	1,251	(1,761)
	(982)	(3,611)

Income before income taxes	7,504	4,692

Income taxes	(3)	(295)

Net income	$7,501	$4,397

Basic earnings per common share	$0.18	$0.10
Diluted earnings per common share	$0.18	$0.10

Weighted average number of shares, basic	42,471,325	42,553,550
Weighted average number of shares, diluted	42,622,326	42,553,550

The accompanying condensed notes are an integral part of these consolidated financial statements

 AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2009
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2008	2009
Cash flows from operating activities:
Net income	$7,501	$4,397
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	2,770	3,801
Provision for (release of) doubtful accounts	(243)	(312)
Share-based compensation	387	721
Amortization	1,237	1,226
Provision for income taxes		295
(Increase) Decrease in:
Trade receivables	9,348	4,334
Due from related companies	(2,594)	(3,542)
Inventories	(1,118)	(21,856)
Prepayments and other current assets	(810)	(606)
Increase (Decrease) in:
Trade payables	26,027	(5,467)
Other payables to related companies	(110)	2,043
Accrued and other current liabilities	(397)	(1,054)
Decrease (Increase) in other non-current assets	3	(4)
Increase in other non-current liabilities	70	76
Payments for dry-docking	(1,791)	(363)
Net cash provided by (used in) operating activities	40,280	(16,311)

Cash flows from investing activities:
Advances for vessels under construction	(22,080)	(34,615)
Advances for vessels acquisitions	-	(4,567)
Purchase of other fixed assets	(193)	(120)
Decrease in restricted cash	10,322	5,358
Net cash used in investing activities	(11,951)	(33,944)

Cash flows from financing activities:
Proceeds from long-term debt	14,747	121,061
Repayment of long-term debt	(520)	(2,007)
Net change in short-term borrowings	(33,000)	(88,777)
Financing costs paid	(462)	(1,014)
Dividends paid	(427)	(428)
Net cash provided by (used in) financing activities	(19,662)	28,835

Net increase (decrease) in cash and cash equivalents	8,667	(21,420)
Cash and cash equivalents at beginning of period	1,967	46,927
Cash and cash equivalents at end of period	$10,634	$25,507

The accompanying condensed notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.     Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on form 20-F for the year ended December 31, 2008.

2.     Adoption of New Accounting Standards:

The Company adopted Financial Accounting Standards Board (FASB) Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2) on January 1, 2009, which delayed the effective date of Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" (SFAS 157) for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). This standard did not have a material impact on the Company's financial condition and results of operations.

The Company adopted FASB Staff Position 142-3, "Determination of the Useful Life of Intangible Assets", (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets".  This standard did not have a material impact on the Company's financial condition and results of operations.

The Company adopted FASB No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. This standard did not have a material impact on the Company's disclosure.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.     Adoption of New Accounting Standards: (Continued)

       The Company adopted FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP 03-6-1). In FSP 03-6-1, unvested share-based payment awards that contain rights to receive nonforfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS). This standard did not have a material impact on the Company's disclosure of EPS.

       The Company adopted FASB No. 160, "Accounting and Reporting of Noncontrolling Interests in consolidated financial statements, an amendment of ARB No. 51" (SFAS 160).  This standard did not have any impact on the Company's disclosure as there are no Noncontrolling Interests.

       The Company adopted FASB No. 141(R), "Business Combinations" (SFAS 141(R)) which significantly changed the accounting for and reporting of business combination transactions. This standard was effective for the Company for business combination transactions for which the acquisition date was on or after January 1, 2009. No business combination transactions occurred during the three months ended March 31, 2009.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.     Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2008	March 31, 2009
Held for sale:
Marine Fuel Oil	44,564	68,093
Marine Gas Oil	9,151	7,857
	53,715	75,950
Held for consumption:
Marine fuel	517	199
Lubricants	920	882
Stores	33	35
Victuals	145	120
	1,615	1,236

Total	55,330	77,186

4.     Advances for Vessels under Construction and Acquisitions:

During the three months ended March 31, 2009, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2009	113,564
Advances for vessels under construction and related costs	33,810
Payments for secondhand vessel acquisitions	4,567
Vessels delivered	(8,242)
Balance, March 31, 2009	143,699

On February 9, 2009, and in connection with the call option agreement with the Fujian Southeast Shipyard ("Fujian"), which had signed on May 25, 2007, as amended, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 4,600 dwt product oil tankers (hull numbers DN-3800-11 to 15). The price of each such contract is $1,150, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance.

On February 9, 2009, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), which had signed on February 28, 2008, the Company signed four separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the four 5,500 dwt, product oil tankers (hull numbers QHS-225 to 228). The price of each such contract is $1,600, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.     Advances for Vessels under Construction and Acquisitions: (Continued)

        On March 19, 2009, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Norwegian-flagged 11,520 dwt (built in 1980) double hull bunkering tanker, M/T Linnea (renamed "Aegean Star"). The purchase price of the vessel is $4,200, of which a 10% advance, of $420 was paid, and the remainder is payable upon delivery of the vessel on April 8, 2009.

On March 27, 2009, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Marshall Islands-flagged 23,400 dwt (built in 1991) double hull bunkering tanker, M/T Sichem Arctic (renamed "Aegean Champion"). The purchase price of the vessel is $12,300, of which a 10% advance, of $1,230 was paid, and the remainder is payable upon delivery of the vessel on April 30, 2009.

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

4.     Advances for Vessels under Construction and Acquisitions: (Continued)

As of March 31, 2009 advances for vessels under construction and acquisitions, is analyzed as follows:

			March 31, 2009
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard
DN-3800-11	2009	10,740	4,720	82	4,802
DN-3800-12	2009	10,740	2,888	80	2,968
DN-3800-13	2009	10,740	2,888	62	2,950
DN-3800-14	2009	10,740	2,888	61	2,949
DN-3800-15	2009	10,740	2,888	56	2,944
Severnav Shipyard
N 2230007*	2009	13,499	13,499	2,200	15,699
Qingdao Hyundai Shipyard
QHS-207	2009	11,600	8,880	284	9,164
QHS-208	2009	11,600	8,880	261	9,141
QHS-209	2009	11,600	8,880	244	9,124
QHS-210	2009	11,600	6,240	245	6,485
QHS-215	2009	11,600	6,240	230	6,470
QHS-216	2009	11,600	6,240	219	6,459
QHS-217	2009	11,600	6,240	217	6,457
QHS-221*	2009	10,782	10,782	913	11,695
QHS-222	2009	11,000	4,940	155	5,095
QHS-223	2009	11,000	4,940	143	5,083
QHS-224	2009	11,000	4,940	184	5,124
QHS-225	2009	12,200	7,420	125	7,545
QHS-226	2010	12,200	7,420	118	7,538
QHS-227	2010	12,200	5,300	110	5,410
QHS-228	2010	12,200	5,300	94	5,394
Acquired Assets
Aegean Ace*	2009	2,550	2,550	404	2,954
Aegean Star	2009	4,200	420	-	420
Aegean Champion	2009	12,300	1,230	-	1,230
FUJ Launch*	2009	379	379	220	599

	Total	260,410	136,992	6,707	143,699

* Vessels delivered but as of March 31, 2009, were not positioned and operational.

As of March 31, 2009 the remaining obligations under these contracts are payable as follows:

Amount
April 1 to December 31, 2009	98,872
2010	24,546
123,418

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

5.     Vessels:

During the three months ended March 31, 2009, the movement of the account, vessels, was as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2009	260,741	(26,606)	234,135
- Vessels additions, net	8,242		8,242
- Depreciation		(3,713)	(3,713)
Balance, March 31, 2009	268,983	(30,319)	238,664

On January 7, 2009, the newly-constructed bunkering tanker, DN-3500-10 (subsequently named "Naxos", was operational in the Company's service center in Singapore.

6.     Deferred Charges:

During the three months ended March 31, 2009, the movement of the account, deferred charges was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2009	11,485	955	12,440
- Additions	330	1,014	1,344
- Amortization	(995)	(154)	(1,149)
Balance, March 31, 2009	10,820	1,815	12,635

The amortization for drydocking costs is separately reflected in the accompanying condensed consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

7.     Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2008	March 31, 2009
Short-term borrowings:
Overdraft facility under senior secured credit facility dated 09/30/2008*	90,000	-
Revolving overdraft facility dated 03/11/2008	-	1,223
Total short-term borrowings	90,000	1,223
Long-term debt:
Secured syndicated term loan dated 10/26/2005	15,971	19,762
Secured syndicated term loan dated 8/30/2005	30,312	33,940
Secured term loan facility under senior secured credit facility dated 12/19/2006	31,020	30,320
Secured term loan dated 10/25/2006	14,172	14,050
Secured term loan dated 10/27/2006	7,896	12,390
Secured syndicated term loan dated 10/30/2006	28,000	34,000
Secured term loan dated 7/5/2007 as amended on 09/12/2008	6,650	13,397
Secured syndicated term loan dated 04/24/2008	15,100	20,200
Secured syndicated term loan dated 07/08/2008	14,500	14,000
Overdraft facility under senior secured credit facility dated 03/16/2009*	-	90,000
Total	163,621	282,059
Less: Current portion of long-term debt	(9,352)	(11,284)
Long-term debt, net of current portion	154,269	270,775

*On March 16, 2009, the Company renewed retroactively from February 1, 2009, for a period of two years, until January 30, 2011, the senior secured syndicated revolver, guarantee and letter of credit facility that was signed on September 30, 2008. The participant banks are the same group of international commercial lenders. The amount of the facility is up to 1 billion, for working capital and general corporate purposes. The renewed facility had a committed amount of up to $250,000 consisting of a guarantee and/or letter of credit line in an amount of up to $147,500 and a cash advance limit in an amount of up to $208,000 on March 31, 2009. The facility bears interest at LIBOR plus 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively. As of March 31, 2009, the outstanding balance under this facility was $90,000.

As of March 31, 2009, the Company had an available unutilized overdraft line of $136,777 under its senior secured credit facility, and had an available unutilized aggregate amount of $96,013 under its secured term loan facilities.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

As of March 31, 2009, the Company was in compliance  with the financial covenants under its facility agreements.

The annual principal payments of long-term debt required to be made after March 31, 2009, are as follows:

Amount
April 1 to December 31, 2009	8,049
2010	14,400
2011	104,936
2012	14,670
2013	19,117
2014 and thereafter	120,887
282,059

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.      Other Operating Expenses:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2008	2009
Bunkering tanker voyage expenses	183	656
Bunkering tanker insurance	396	525
Bunkering tanker repairs and maintenance	1,106	1,242
Bunkering tanker spares and consumable stores	618	978
Bunkering tanker consumption of marine petroleum products	3,500	2,855
Bunkering tanker other operating expenses	276	3,504
Cargo transportation	2,617	1,024
Provision for doubtful accounts	(244)	(241)
Operating costs of storage facilities	1,226	641
Port and related expenses	867	956
General and administrative	3,277	3,180
Broker commissions	511	624
Other	972	1,445
Total	15,305	17,389

9.	Contingencies:

    On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company's Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton sold over the life of that contract, which as per the plaintiff's calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on May 13, 2008. The case was duly heard on May 13, 2008, before the Maritime Division of the Multi-Member First Instance Court of Piraeus. Judgment No.5493 was rendered by the Court on December 3, 2008, dismissing plaintiff's lawsuit having found same to be vague and therefore inadmissible for further examination on the merits. Also the Court has condemned the plaintiff to pay Euro 10,000 to AMP in reimbursement of its legal costs. The Judgment is open to appeal by the claimant. On February 26, 2009, the claimant who was seeking a commission under the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica commenced a new civil law suit against AMP and Mr. Melisanidis in the Commercial Court of Paris, France, seeking a payment of approximately $180 of alleged commissions and $400 of compensatory damages.  After an initial hearing that was held on March 31, 2009, the court has scheduled a hearing in the case for May 5, 2009.  The Company believes that this claim is unwarranted and lacking in merit and management believes that the Company will not incur a material loss in connection with this lawsuit.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

9.	Contingencies: (Continued)

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

10.  Equity Incentive Plan:

On March 17, 2009, the Company made grants of restricted common stock aggregating 160,500 shares to certain officers and directors of the Company. With respect to 30,000 shares, the restrictions lapse in 20% lots over five years from the grant date. With respect to 75,000 shares, the restrictions lapse in five years from the grant date. With respect to 55,500 shares, the restrictions lapse in 25% lots over four years from the grant date.

The following table summarizes the status of the Company's unvested restricted stock outstanding for the three months ended March 31, 2009:

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
January 1, 2009	297,695	27.12
Granted	160,500	18.00
Vested	(27,114)	14.06
March 31, 2009	431,081	24.55

The grant-date fair values of the restricted stock are determined by the closing price of the Company's common stock traded on the NYSE on the grant date. Total compensation cost of $721 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of income for the three months ended March 31, 2009.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

10.  Equity Incentive Plan: (Continued)

As of March 31, 2009, there was $7,683 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized as compensation expense over a weighted average period of 3.2 years as follows:

Amount
April 1 to December 31, 2009	2,468
2010	2,199
2011	1,548
2012	1,140
2013	306
2014	22
7,683

11.	Common Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share.

As of March 31, 2009, the Company had no shares of preferred stock issued and outstanding and had 42,570,722 shares of common stock, with a par value of $0.01, issued and outstanding.

During the three months ended March 31, 2009, the Company declared and paid dividends of  $0.01 per share totaling to $428.

12.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

      The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.   Business Segments and Geographical Information: (Continued)

Information concerning the Company's total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical locations of customer vessels:

	Three Months Ended March 31,
	2008	2009
Greece	43,637	44,470
Gibraltar	112,043	52,837
United Arab Emirates	127,525	60,673
Jamaica	74,991	31,028
Singapore	111,502	90,872
Northern Europe	37,953	15,903
Portland (UK)	-	13,946
Ghana	17,140	13,261
Canada	-	20,392
Other	5,581	17,576
Total	530,372	360,958

The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio. The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets, which are not necessarily indicative of the territories that have jurisdiction over such assets:

	December 31, 2008	March 31, 2009
Gibraltar	53,939	53,323
United Arab Emirates	49,893	49,292
Jamaica	9,134	8,256
Singapore	34,963	43,461
Northern Europe	25,493	25,111
Portland (UK)	3,200	3,065
Greece	33,340	44,023
Canada	615	606
Ghana	12,663	12,520
Other	12,576	724
Total	235,816	240,381

13.	Subsequent Events:

A hearing in the case described in footnote 9 concerning the claim related to Jamaica was held on May 5, 2009, and the court indicated that it would render a judgment on June 9, 2009, which the Company expects to concern solely the issue of jurisdiction.